UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

14888D208
(CUSIP Number)

Julian Singer
JDS1, LLC
2200 Fletcher Avenue, Suite 501
Fort Lee, New Jersey 07024
(201) 592-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

__________________________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		398,838
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

398,838
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		378,442*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

378,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 50,500 shares of Common Stock underlying certain call options exercisable within 60 days, as further described in Item 6.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		398,838
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

398,838
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:
The shares of Common Stock purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by CCUR for the purchase of the securities reported herein was approximately $1,424,238, including brokerage commissions.
The shares of Common Stock purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by JDS1 for the purchase of the securities reported herein was approximately $4,305,589 including brokerage commissions.
The shares of Common Stock purchased by Mr. Oros were purchased with personal funds in the open market. The aggregate amount of funds used by Mr. Oros for the purchase of the securities reported herein was approximately $3,819,500, excluding brokerage commissions.
Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 1 is being filed to report acquisitions of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons’ previous  Schedule 13D filing.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. The Reporting Persons may engage in communications with management and the Board of the Issuer, as well as engage in discussions with stockholders of the Issuer, industry participants and others about the Issuer and the Reporting Persons’ investment, and make proposals to the Issuer concerning changes to the Board structure (including Board composition) or operations of the Issuer.  The Reporting Person may take certain actions regarding their investment in the Issuer, including: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned is based upon 12,040,835 shares of Common Stock outstanding as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019.

A.	CCUR

(a)	As of the date hereof, CCUR beneficially owns 150,000 shares of Common Stock, which shares are held directly by CCUR.

Percentage: Approximately 1.2%

(b)
1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000
4. Shared power to dispose or direct the disposition: 0

(c)	CCUR has not entered into any transactions in the shares of Common Stock during the past sixty days.

B.	JDS1

(a)	As of the date hereof, JDS1 beneficially owns 398,838 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 3.3%

(b)
1. Sole power to vote or direct vote: 398,838
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 398,838
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by JDS1 during the past sixty days are included in the disclosure in Item 6 below and are incorporated herein by reference.

C.	Mr. Oros

(a)
As of the date hereof, Mr. Oros beneficially owns 378,442 shares of Common Stock, which shares are held directly by him, including 50,500 shares of Common Stock underlying certain call options held by Mr. Oros.

Percentage: Approximately 3.1%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 378,442
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 378,442

(c)	Mr. Oros has not entered into any transactions in the shares of Common Stock during the past sixty days.

D.	Mr. Barr, Jr.

(a)	As of the date hereof, Mr. Barr, Jr., as the CEO, President and Executive Chairman of CCUR, beneficially owns 150,000 shares of Common Stock, which share are held directly by CCUR.

Percentage: Approximately 1.2%

(b)
1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Barr, Jr. has not entered into any transactions in the shares of Common Stock during the past sixty days.

E.	Mr. Singer

(a)	As of the date hereof, Mr. Singer, as a managing member of JDS1, beneficially owns 398,838 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 3.3%

(b)
1. Sole power to vote or direct vote: 398,838
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 398,838
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of JDS1 during the past sixty days are included in the disclosure in Item 6 below and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
JDS1 sold exchange-listed, American-style call options referencing an aggregate of 5,000 shares of Common Stock, which had an exercise price of $15.00 and expired on August 16, 2019.  On August 16, 2019, these call options expired worthless pursuant to their terms.
JDS1 sold exchange-listed, American-style put options referencing an aggregate of 10,000 shares of Common Stock, which had an exercise price of $7.50 and expiration date of September 20, 2019.  On September 18, 2019, a portion of such put options referencing 9,300 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.  In addition, on September 20, 2019, the remaining portion of such put options referencing 700 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.
As previously disclosed, JDS1 sold exchange-listed, American-style put options referencing an aggregate of 11,300 shares of Common Stock, which had an exercise price of $7.50 and an expiration date of December 20, 2019.  In addition, JDS1 also sold exchange-listed, American-style put options referencing an aggregate of 5,000 shares of Common Stock, which had an exercise price of $7.50 and an expiration date of December 20, 2019.  On November 20, 2019, a portion of such put options referencing 700 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.  On December 5, 2019, an additional portion of such put options referencing 1,300 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.  On December 16, 2019, a further portion of such put options referencing 4,500 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.  On December 20, 2019, the remaing portion of such put options referencing 9,800 shares of Common Stock were exercised by the counterparty and JDS1 acquired the underlying shares of Common Stock.
Mr. Oros purchased exchange-listed, American-style call options referencing an aggregate of 30,000 and 20,000 shares of Common Stock, which had an exercise price of $5.00 and $7.50, respectively, and an expiration date of September 20, 2019.  On September 20, 2019, Mr. Oros exercised the call options referencing an aggregate of 30,000 shares of Common Stock and acquired the underlying shares of Common Stock.  On September 20, 2019, the call options referencing an aggregate of 20,000 shares of Common Stock expired worthless pursuant to their terms.
Mr. Oros purchased exchange-listed, American-style call options referencing an aggregate of 20,000 shares of Common Stock, which had an exercise price of $5.00 and an expiration date of October 18, 2019.  On October 18, 2019, Mr. Oros exercised such call options and acquired the underlying shares of Common Stock.
Mr. Oros purchased exchange-listed, American-style call options referencing an aggregate of 26,200 and 50,500 shares of Common Stock, which each had an exercise price of $12.50, and expired on December 20, 2019, and March 20, 2020, respectively. On December 20, 2019, the call options referencing an aggregate of 26,200 shares of Common Stock expired worthless pursuant to their terms.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

CCUR HOLDINGS, INC.

By:	/s/ Wayne Barr, Jr
	Name:	Wayne Barr, Jr.
	Title:	CEO, President and Executive Chairman

JDS1, LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Wayne Barr, Jr.
WAYNE BARR, JR.

/s/ David S. Oros
DAVID S. OROS

/s/ Julian Singer
JULIAN SINGER